UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

68234L207

(CUSIP Number)

Hee Do Koo

CEO

Alpha Holdings, Inc.

Gangnam-gu Seolleung-ro 119-Gil 31

Seoul, KOREA

+82-2-517-8841

With a copy to:

Greg Kramer

Haynes and Boone, LLP

30 Rockefeller Plaza

New York, NY 10021

(212) 659-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
Republic of Korea

Number of	7. Sole Voting Power: 1,718,251
shares
Beneficially	8. Shared Voting Power: 0
owned
By each	9. Sole Dispositive Power: 1,718,251
reporting
Person with:	10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,718,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11): 4.85% (1)

14.	Type of Reporting Person (See Instructions):
CO

(1)	This percentage is calculated based on 35,405,888 shares of common stock outstanding.

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CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Biolabs, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
Republic of Korea

Number of	7. Sole Voting Power: 0
Shares
Beneficially	8. Shared Voting Power: 1,718,251
Owned
By each	9. Sole Dispositive Power: 0
reporting
Person with:	10. Shared Dispositive Power: 1,718,251

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,718,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11): 4.85% (1)

14.	Type of Reporting Person (See Instructions):
CO

(1)	This percentage is calculated based on 35,405,888 shares of common stock outstanding.

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The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned. This Amendment No. 8 amends the Schedule 13D as specifically set forth herein:

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended as follows

(a)	The Reporting Persons are the beneficial owners of 1,718,251 shares of common stock, which represents 4.85% of all outstanding shares of common stock of the Issuer, based on 35,405,888 shares of common stock outstanding.

(b)	See rows 7-10 of each cover page.

(c)	The Reporting Persons exercised warrants to purchase 368,250 shares of common stock at an exercise price of $3.45 per share on February 18, 2021.

[The remainder of this page is intentionally left blank. The signature page follows.]

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2021

ALPHA HOLDINGS, INC.

	By:	/s/ Hee Do Koo
Hee Do Koo
Chief Executive Officer

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